Exhibit 99.1

Fresenius Medical Care AG resolves share buyback program with a total volume of EUR 1 billion in tranches within 2 years

Bad Homburg, June 17, 2025 – Fresenius Medical Care AG (“Company”) has decided to conduct a share buyback program with a volume of EUR 1 billion (excluding ancillary costs) in tranches within two years after the start of the program.

The execution of the share buyback program in tranches is planned to commence in the second half of 2025. The shares shall be acquired on the stock exchange and are to be predominantly redeemed and, to a significantly lesser extent, may be used for allocations under incentive-based compensation plans.

The share buyback program is based on the authorization to purchase and use treasury shares granted by the Company’s Annual General Meeting on May 20, 2021. Continuation of the share buyback program beyond the current authorization is subject to the necessary resolutions of the Company’s bodies.

Kontact:

Dr. Dominik K. Heger

Head of Investor Relations, Strategic Development & Communications

Executive Vice President

Dominik.Heger@FreseniusMedicalCare.com

+49 6172 2685822